UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)
Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2025.

•
We added 2.5 million wireless subscribers in the fourth quarter. Postpaid net gains totaled 2.8 million with Brazil leading the way with 644 thousand subscribers, Colombia with 276 thousand and Mexico with 135 thousand. In the prepaid segment Mexico contributed 197 thousand new subscribers, Argentina 226 thousand and Colombia 224 thousand.

•	On the fixed-line platform we connected 524 thousand broadband accesses: 184 thousand in Mexico, 113 thousand in Brazil, 57 thousand in Argentina and 49 thousand in Colombia. PayTV posted a strong performance adding 77 thousand units.

•	Fourth quarter revenue rose 3.4% in Mexican peso terms from a year ago, to 245 billion Mexican pesos. At constant exchange rates revenue was up 6.2% with service revenue expanding 5.3%.

•	Fixed-line service revenue increased 3.6% at constant exchange rates with broadband revenue and corporate networks rising 6.4% and 6.9%, respectively.

•	Mobile service revenue expanded 6.2% year-on-year at constant exchange rates. Prepaid revenue growth maintained the pace seen the prior quarter at 4.0% and postpaid revenue expanded 7.6%.

•	EBITDA totaled 94.9 billion Mexican pesos and was up 4.2% in Mexican peso terms and 6.9% at constant exchange rates from the year-earlier quarter with the EBITDA margin at 38.8%.

•	Our fourth quarter operating profit came in at 49.1 billion Mexican pesos and was up 5.9% in nominal terms and 8.3% at constant exchange rates. With our comprehensive financing costs roughly cut in half compared to those of the year-earlier quarter, our net income totaled 19.1 billion Mexican pesos.

•	Our 2025 operating cash flow covered 130.8 billion pesos in capital expenditures, 45.1 billion pesos in shareholder distributions and 18.5 billion pesos in labor obligations and, in addition, allowed us to reduce our net debt by 20 billion pesos in cash flow terms. Our free cash flow was up 39.4% year-on-year.

•	At the end of December our net debt (excluding leases) stood at 448 billion pesos and was equivalent to 1.52 times Net Debt/LTM EBITDAaL.
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Appendix

Glossary

We will host our conference call to discuss 4Q25 financial and operating results on February 11th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals
	4Q25	4Q24
Earnings per Share (Mex$) (1)	0.32	0.07
Earning per ADR (US$) (2)	0.35	0.07
EBITDA per Share (Mex$) (3)	1.57	1.49
EBITDA per ADR (US$)	1.72	1.48
Net Income (millions of Mex$)	19,134	4,074
Average Shares Outstanding (billion)	60.3	61.2
Shares Outstanding End of Period (billion)	60.3	61.0
(1) Net Income / Average Shares Outstanding (2) 20 shares per ADR (3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of December 2025
Country	Brand	Main Activity	Equity
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	100.0%
Argentina	Claro	wireless/wireline	100.0%
Austria	A1	wireless/wireline	60.9%
	EuroTeleSites	towers	57.0%
Brazil	Claro	wireless/wireline	99.6%
Chile	Claro	wireless/wireline	100.0%
Colombia	Claro	wireless/wireline	99.4%
Costa Rica	Claro	wireless/wireline	100.0%
The Dominican Republic	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	97.9%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless	100.0%
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Glossary

Relevant Events

MxP 10Bn Global Peso Denominated Notes
On November 25 we reopened two of our Global Peso-Denominated Notes, the AMX29 and AMX34 notes. The reopening of the notes was for an aggregate amount of 10 billion pesos, with 6.5 billion going to the AMX34 at a 9.3% yield and the difference to the AMX29 with a 8.5% yield. The Notes outstanding under our Global Peso Program total 80 billion pesos.

Termination of non-binding agreement with ENTEL
On December 3 we announced the termination of the non-binding agreement with ENTEL, originally entered into on July 18, under which both companies were considering submitting a joint offer for the acquisition of certain assets and businesses related to Telefónica S.A.’s Chilean operations as part of the sale process initiated by Telefónica.

Claro Brazil issued BRL 10 year bond
In January, Claro S.A., our subsidiary in Brasil, issued a 10 year inflation-linked BRL 3 billion. The coupon was determined using as reference the Brazilian Government Bond NTN-B 2035 minus 65 basis points, equivalent to IPCA + 7.0225%. The proceeds are being used for the payment of debt.

Access Lines

2.8M postpaid net adds
We added 2.5 million wireless subscribers in the fourth quarter—2.8 million postpaid net gains and 298 thousand prepaid losses—and ended December with 331 million wireless subscribers. Our postpaid base was up 8.4% year-on-year. Brazil led the way in terms of postpaid net adds with 644 thousand subscribers followed by Colombia with 276 thousand, Peru with 148 thousand and Mexico with 135 thousand. In the prepaid segment Mexico contributed 197 thousand new subscribers, Argentina 226 thousand and Colombia 224 thousand whereas in Brazil and Chile we had prepaid losses of 381 thousand and 315 thousand subscribers, respectively.

524k new broadband accesses
In the fixed-line segment we connected 524 thousand broadband accesses: 184 thousand in Mexico, 113 thousand in Brazil, 57 thousand in Argentina and 49 thousand in Colombia. PayTV posted a good performance adding 77 thousand units. We disconnected 79 thousand voice lines.

Our access lines exceeded 410 million: 331 million are wireless subscribers and 79 million fixed-line RGUs.
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Glossary

Wireless subscribers as of December 2025
Total(1) (Thousands)
Country	Dec ’25	Sep ’25	Var.%	Dec ’24	Var.%
Argentina	27,379	27,073	1.1%	25,909	5.7%
Austria and Eastern Europe(2)	30,179	29,289	3.0%	27,122	11.3%
Brazil	89,525	89,261	0.3%	87,145	2.7%
Central America	17,413	17,101	1.8%	17,241	1.0%
Caribbean	8,078	8,007	0.9%	7,910	2.1%
Colombia	42,665	42,165	1.2%	40,953	4.2%
Ecuador	9,651	9,677	-0.3%	9,862	-2.1%
Mexico	84,676	84,345	0.4%	84,613	0.1%
Peru	13,020	13,067	-0.4%	12,686	2.6%
Southern Cone(3)	8,635	8,771	-1.5%	9,151	-5.6%
Total Wireless Lines	331,222	328,755	0.8%	322,593	2.7%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes A1 Digital M2M subscribers.
(3) Includes Chile, Paraguay and Uruguay.

Fixed-Line and Other Accesses (RGUs) as of December 2025
Total(1) (Thousands)
Country	Dec ’25	Sep ’25	Var.%	Dec ’24	Var.%
Argentina	4,106	3,983	3.1%	3,668	11.9%
Austria and Eastern Europe	6,460	6,412	0.7%	6,353	1.7%
Brazil	21,902	21,867	0.2%	22,390	-2.2%
Central America	5,664	5,540	2.2%	5,203	8.9%
Caribbean	2,908	2,895	0.4%	2,843	2.3%
Colombia	9,659	9,653	0.1%	9,583	0.8%
Ecuador	771	733	5.2%	597	29.2%
Mexico	22,694	22,545	0.7%	21,936	3.5%
Peru	2,031	1,988	2.1%	1,971	3.0%
Southern Cone(2)	3,180	3,235	-1.7%	3,393	-6.3%
Total RGUs	79,374	78,852	0.7%	77,936	1.8%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Includes fixed-line, broadband and television (Cable & DTH) accesses.
(2) Includes Chile, Paraguay and Uruguay.

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Glossary

Broadband accesses as of December 2025
Total(1) (Thousands)
Country	Dec '25	Sep '25	Var.%	Dec '24	Var.%
Argentina	1,722	1,665	3.4%	1,523	13.1%
Austria and Eastern Europe	2,884	2,852	1.1%	2,791	3.3%
Brazil	10,642	10,530	1.1%	10,279	3.5%
Central America	1,897	1,844	2.9%	1,685	12.6%
Caribbean	1,141	1,130	0.9%	1,086	5.0%
Colombia	3,567	3,519	1.4%	3,432	3.9%
Ecuador	424	407	4.1%	351	21.0%
Mexico	12,001	11,816	1.6%	11,209	7.1%
Peru	1,130	1,112	1.7%	1,058	6.8%
Southern Cone(2)	1,564	1,573	-0.6%	1,600	-2.3%
Total Broadband Accesses	36,971	36,447	1.4%	35,013	5.6%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes Chile, Paraguay and Uruguay.

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Glossary

América Móvil Consolidated Results

The U.S. Government shutdown, in effect through the middle of the fourth quarter, ended up raising uncertainty about the state of economic activity in the U.S. Not only did it have a direct impact on employment but, on account of the shutdown, several economic indicators generated by government agencies failed to be released at all. These indicators included those related to inflation and employment—among the latter, the creation of non-farm jobs and the level of unemployment. The lack of visibility confounded investors and the Fed, as it was not clear whether-or-not interest rates needed to be cut further. On December 10th, less than a month after the shutdown ended and with still incomplete economic data, the Fed reduced the policy rate by 25 basis points in the absence of strong inflation pressures and the appearance of a softening economy. The dollar depreciated vs. practically all the currencies in our region of operations in the quarter except for the Brazilian real and the Argentinean peso, declining 2.3% vs. the Mexican peso; 3.7% vs. the Colombian peso and 5.7% vs. de Chilean peso and remaining practically flat vs. the Euro.

Fourth quarter revenue rose 3.4% in Mexican peso terms from a year ago, to 245 billion Mexican pesos. They were up 6.2% at constant exchange rates, with service revenue expanding 5.3%. The difference between the rate of growth in nominal terms vs. that at constant exchange rates mainly reflects the 9.6% appreciation relative to the year-earlier quarter of the Mexican peso vs. the U.S. dollar.

The apparent decelaration of service revenue growth—which extends to most revenue categories—stems from the incorporation of our Chilean operation from November 2024.

Mobile service revenue growth remained strong at 6.2% supported by postpaid revenue that was up 7.6%. Prepaid revenue growth maintained the pace seen the prior quarter, the fastest in at least five quarters, with that coming from Mexico accelerating from 2.8% to 3.8%.

Fixed-line service revenue was up 3.6% year-over-year. Mexico improved, moving from a 1.4% contraction in the third quarter to 2.2% growth, and Eastern Europe also accelerated. Corporate networks revenue strengthened and reached 6.9%. Mexico, Brazil and Austria drove this improvement, with Mexico reversing the decline of the previous quarter to grow 4.7%. Fixed-broadband revenue increased 6.4%. Mexico performed well, with broadband revenue rising from 2.0% to 3.9%.
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Glossary

EBITDA was up 4.2% in Mexican peso terms to 94.9 billion pesos and 6.9% at constant exchange rates from the year-earlier quarter, with the EBITDA margin improving slightly to 38.8%.
Our operating profit totaled 49.1 billion Mexican pesos, up 5.9% in nominal terms and 8.3% at constant exchange rates, while our comprehensive financing costs were roughly half those of the year-earlier quarter. This resulted in a net profit of 19.1 billion Mexican pesos in the quarter, four times larger than that of a year before. It was equivalent to 32 Mexican pesos cents per share or 35 dollars cents per ADR.

Our operating cash flow for the year 2025 came in at 212.7 billion pesos after deducting from our EBITDAaL (EBITDA after leases) a 16.4 billion pesos increase in working capital and 81.8 billion pesos in interest payments and taxes. After capital expenditures in the amount of 130.8 billion pesos we were left with a free cash flow of 81.9 billion pesos. The latter figure represents a 39.4% year-on-year increase in our free cash flow.

Shareholder distributions reached 45.1 billion pesos—including 11.9 billion pesos in share buybacks— even as we reduced our net debt in cash flow terms by 20.0 billion pesos. At the end of the year our net debt to LTM EBITDAaL ratio stood at 1.52 times.
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América Móvil’s Income Statement Millions of Mexican pesos
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Service Revenue	200,852	196,253	2.3%	793,622	730,451	8.6%
Equipment Revenue	41,222	37,101	11.1%	139,983	127,362	9.9%
Other Revenue	2,823	3,586	-21.3%	10,033	11,408	-12.1%
Total Revenue	244,897	236,940	3.4%	943,638	869,221	8.6%
Cost of Service	58,059	58,833	-1.3%	234,742	219,518	6.9%
Cost of Equipment	36,673	33,804	8.5%	122,895	111,660	10.1%
Selling, General & Administrative Expenses	53,040	50,862	4.3%	207,011	186,516	11.0%
Others	2,197	2,332	-5.8%	6,781	7,298	-7.1%
Total Costs and Expenses	149,969	145,832	2.8%	571,430	524,992	8.8%

EBITDA	94,928	91,108	4.2%	372,209	344,228	8.1%
% of Total Revenue	38.8%	38.5%		39.4%	39.6%

Depreciation & Amortization	45,800	44,717	2.4%	180,805	164,128	10.2%
EBIT	49,129	46,391	5.9%	191,404	180,100	6.3%
% of Total Revenue	20.1%	19.6%		20.3%	20.7%

Net Interest Expenses	11,466	12,601	-9.0%	51,191	47,012	8.9%
Other Financial Expenses	7,880	4,922	60.1%	18,306	-5,619	n.m.
Foreign Exchange Loss	-3,702	12,326	-130.0%	-19,787	70,698	-128.0%
Comprehensive Financing Cost (Income)	15,643	29,850	-47.6%	49,711	112,091	-55.7%
Income & Deferred Taxes	13,293	10,178	30.6%	53,870	35,238	52.9%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	20,192	6,364	217.3%	87,823	32,771	168.0%
Equity Participation in Results of Affiliates	189	-807	123.4%	294	-5,179	105.7%
Minority Interest	-1,246	-1,483	15.9%	-5,298	-4,689	-13.0%
Net Income	19,134	4,074	369.6%	82,819	22,902	261.6%
Note: The reported figures for Argentina corresponding to the fourth quarter of 2025 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.
n.m. Not meaningful.
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Glossary

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos
	Dec '25	Dec '24	Var.%		Dec '25	Dec '24	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	77,384	83,336	-7.1%	Short Term Debt(1)	91,973	104,211	-11.7%
Accounts Receivable	243,798	231,791	5.2%	Lease-Related Debt	35,867	35,437	1.2%
Other Current Assets	15,631	14,820	5.5%	Accounts Payable	155,251	155,697	-0.3%
Inventories	28,307	23,751	19.2%	Other Current Liabilities	212,101	199,056	6.6%
	365,120	353,698	3.2%		495,191	494,401	0.2%

Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,491,910	1,478,763	0.9%	Long Term Debt	432,934	463,375	-6.6%
-Depreciation	804,647	764,979	5.2%	Lease-Related Debt	178,242	177,666	0.3%
Plant & Equipment, net	687,263	713,784	-3.7%	Other Liabilities	265,576	226,294	17.4%
Rights of Use	197,544	199,460	-1.0%		876,752	867,336	1.1%
Investments in Affiliates and Other Investments	22,406	17,587	27.4%

Deferred Assets
Goodwill (Net)	157,453	156,836	0.4%
Intangible Assets	139,249	141,737	-1.8%	Shareholder's Equity	427,672	432,184	-1.0%
Deferred Assets	230,580	210,818	9.4%

Total Assets	1,799,616	1,793,921	0.3%	Total Liabilities and Equity	1,799,616	1,793,921	0.3%
(1) Includes current portion of Long Term Debt.
Note: The reported figures for Argentina corresponding to the fourth quarter of 2025 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.
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Glossary

América Móvil’s Free Cash Flow Millions of Mexican pesos
	Jan-Dec 25	Jan-Dec 24	Var.%
EBITDAaL(1)	310,860	297,032	5%
Minus
Net Interest Payments	28,537	37,081
Income Taxes	53,258	48,416
Increase in Working Capital	16,363	21,971
Funds from Operations	212,702	189,565	12%
Capital Expenditures	130,817	130,835
Free Cash Flow	81,884	58,730	39%

Uses of Free Cash Flow
Shareholder Distributions
-Dividends Paid	33,160	31,008
-Share Buybacks	11,944	22,747
-Dividend Income	(3,045)	(2,818)
Equity Investments	1,302	1,709
Labor Obligations	18,535	25,395
Reduction of our Net Debt	19,989	(19,311)
	81,884	58,730

(1) After leases and adjusting for non-cash items.
Note: The reconcilation of this table (not an IFRS measure) to net cash flows provided by operating activities (an IFRS measure) can be seen in the Appendix.

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Glossary

Mexico

135k postpaid net adds & 184k new broadband accesses
Telcel posted net additions of 332 thousand wireless subscribers in the fourth quarter including 135 thousand postpaid clients, ending December with 84.7 million wireless subscribers. Telmex connected 184 thousand broadband accesses and disconnected 36 thousand landlines. As a result, the fixed line base reached 22.7 million RGUs, 3.5% higher than a year earlier.

Prepaid revenue +3.8% YoY
Revenue increased 7.1% year-over-year to 89.8 billion pesos, with service revenue rising 4.1% and equipment revenue surging 19.7%. Wireless service revenue continued with a strong performance growing 5.0%. This improvement was primarily driven by prepaid revenue growth of 3.8%, the highest rate recorded in the past five quarters. Postpaid service revenue remained strong, increasing 6.6% annually. Fixed-line service revenue rose 2.2%, reversing the 1.4% decline observed in the third quarter. Broadband revenue maintained its accelerating trend, growing 3.9%, while corporate revenue increased 4.7% year- over-year.

EBITDA +4.3% YoY
EBITDA for the period reached 36.1 billion pesos, representing a 4.3% increase relative to the year-earlier quarter. The EBITDA margin stood at 40.2% of revenue.

Positive balance in mobile number portability
In 2025, Telcel achieved a positive net balance in mobile number portability, with net port-ins surpassing those of 2024. This outcome reflects the continued preference of consumers for our services, supported by the only nationwide 5G network in Mexico and our commitment to delivering the best customer experience in the market.
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Glossary

INCOME STATEMENT - Mexico Millions of MxP
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	89,836	83,851	7.1%	341,617	332,024	2.9%
Total Service Revenue	69,025	66,299	4.1%	269,909	262,114	3.0%
Wireless Revenue	66,661	61,252	8.8%	249,381	240,246	3.8%
Service Revenue	47,739	45,473	5.0%	185,248	178,687	3.7%
Equipment Revenue	18,922	15,779	19.9%	64,134	61,559	4.2%
Fixed Line Revenue(2)	21,363	20,926	2.1%	84,969	83,748	1.5%
Other Revenue	1,811	1,673	8.3%	7,267	8,030	-9.5%
EBITDA	36,118	34,630	4.3%	140,909	140,397	0.4%
% total revenue	40.2%	41.3%		41.2%	42.3%
Adjusted EBITDA(3)				140,909	139,873	0.7%
% total revenue				41.2%	42.2%
EBIT	26,959	26,326	2.4%	106,714	106,958	-0.2%
% total revenue	30.0%	31.4%		31.2%	32.2%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
(2) Includes equipment revenue.
(3) Adjusted for the sale of towers in Telmex in 2024.

Mexico Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	84,676	84,613	0.1%
Postpaid	15,919	15,451	3.0%
Prepaid	68,758	69,163	-0.6%
ARPU (MxP)	189	180	4.8%
Churn (%)	3.3%	3.2%	0.1
Revenue Generating Units (RGUs)	22,694	21,936	3.5%
Fixed Lines	10,693	10,727	-0.3%
Broadband	12,001	11,209	7.1%
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Mexico

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Appendix

Glossary

Brazil

644k postpaid net adds
We posted net additions of 264 thousand wireless subscribers during the quarter with postpaid net adds coming in at 644 thousand clients. Claro delivered a strong performance in the Pay TV segment, with 42 thousand net additions. In addition, we registered 113 thousand new broadband subscribers. Altogether, fixed-line RGUs reached 21.9 million.

Service revenue +5.1% YoY
Revenue increased 6.3% year-over-year, with service revenue up 5.1%, consistent with the pace observed in the previous quarter. In the wireless segment, service revenue grew 7.6% annually, driven by an 8.5% expansion in postpaid revenue and a 3.7% increase in prepaid revenue. Wireless performance reflects the continued expansion of the postpaid base, rising ARPU levels, and sustained consumer preference as evidenced by positive number portability trends. In the fixed-line division, service revenue growth accelerated from 1.4% in the third quarter to 1.8% in the current period, supported by a 5.8% year-over-year increase in corporate network revenue and a 3.5% rise in broadband revenue.

EBITDA +6.8% YoY
EBITDA for the period rose 6.8% to 5.9 billion reais. The EBITDA margin stood at 44.0%, expanding 20 basis points relative to the year-earlier-quarter.

In December 2025, an agreement was signed formalizing the adaptation of the contracts governing the concession of long-distance switched fixed-telephony services to the authorization regime. Upon completion of this process: (i) the assets used for the provision of the aforementioned services were no longer considered reversible and became free of encumbrances or restrictions; (ii) long-term investment and maintenance commitments were established; and (iii) certain disputes related to the concession were extinguished. Overall, the new framework provides greater regulatory flexibility, reduces legacy obligations, and strengthens Claro’s long-term investment environment.
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Glossary

INCOME STATEMENT - Brazil Millions of BrL
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	13,381	12,584	6.3%	51,631	48,696	6.0%
Total Service Revenue	12,375	11,770	5.1%	48,663	46,122	5.5%
Wireless Revenue	8,181	7,504	9.0%	31,031	28,517	8.8%
Service Revenue	7,233	6,719	7.6%	28,199	26,023	8.4%
Equipment Revenue	949	784	20.9%	2,832	2,494	13.6%
Fixed Line Revenue(2)	5,165	5,065	2.0%	20,502	20,123	1.9%
EBITDA	5,882	5,507	6.8%	22,794	21,199	7.5%
% total revenue	44.0%	43.8%		44.1%	43.5%
EBIT	2,670	2,347	13.7%	10,056	8,627	16.6%
% total revenue	19.9%	18.6%		19.5%	17.7%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

Brazil Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	89,525	87,145	2.7%
Postpaid	58,418	53,896	8.4%
Prepaid	31,107	33,249	-6.4%
ARPU (BrL)	27	25	5.9%
Churn (%)	2.5%	3.1%	(0.5)
Revenue Generating Units (RGUs)(1)	21,902	22,390	-2.2%
Fixed Lines	6,733	7,389	-8.8%
Broadband	10,642	10,279	3.5%
PayTV	4,527	4,724	-4.2%
(1) Fixed Line, Broadband and Television.
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Glossary

Colombia

500k wireless net adds
Wireless net additions came in strong in the fourth quarter at 500 thousand subscribers, of which over half were postpaid subs. We ended December with 42.7 million wireless clients, 4.2% more than at the end of 2024. In the fixed-line segment we connected 49 thousand broadband accesses but disconnected 42 thousand land-lines and PayTV units for a net of seven thousand fixed-line RGUs.

Wireless service revenue +7.6% YoY
Total revenue reached 4.3 trillion Colombian pesos in the quarter with service revenue rising 5.4%. Mobile service revenue was up 7.6% year-on-year with postpaid revenue growth accelerating to 7.8%. In the fixed-line segment we saw service revenue rising 2.2% on the back of 16.1% broadband revenue growth that offset the decline in fixed-voice and PayTV revenue.

EBITDA +4.1% YoY
Great operating leverage and cost discipline drove a solid increase in EBITDA. Reported EBITDA rose 4.1% year-on-year, while organic EBITDA expanded 6.3%, as the comparison was affected by extraordinary items and provisions recognized in both periods. Our EBITDA margin reached 41.0%, an increase of 2.2 percentage points over the last twelve months.

Largest 5G network in 50 cities and towns
Claro operates Colombia’s largest 5G network, now available in 50 cities and towns and supporting over five million subscribers with market leading speeds and reliability. This scale strengthens our competitive position and continues to drive higher customer loyalty.

INCOME STATEMENT - Colombia Billions of COP
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	4,290	4,360	-1.6%	16,568	15,894	4.2%
Total Service Revenue	3,224	3,058	5.4%	12,575	11,961	5.1%
Wireless Revenue	2,956	2,794	5.8%	11,289	10,484	7.7%
Service Revenue	1,968	1,830	7.6%	7,613	7,101	7.2%
Equipment Revenue	988	965	2.4%	3,676	3,383	8.7%
Fixed Line Revenue(2)	1,288	1,295	-0.5%	5,116	5,005	2.2%
EBITDA	1,758	1,690	4.1%	6,670	6,466	3.1%
% total revenue	41.0%	38.8%		40.3%	40.7%
EBIT	832	816	1.9%	3,028	2,973	1.8%
% total revenue	19.4%	18.7%		18.3%	18.7%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Colombia Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)(1)	42,665	40,953	4.2%
Postpaid	11,750	10,862	8.2%
Prepaid	30,915	30,091	2.7%
ARPU (COP)	15,557	15,047	3.4%
Churn (%)	2.6%	2.9%	(0.3)
Revenue Generating Units (RGUs)(2)	9,659	9,583	0.8%
(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2) Fixed Line, Broadband and Television.
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Central America

102k postpaid net adds
Our operations in Central America added 312 thousand wireless subscribers—including 102 thousand postpaid clients—to close the year with 17.4 million wireless subscribers, 1.0% more than a year earlier. On the fixed-line platform we served 5.7 million RGUs at the end of December after net additions of 124 thousand RGUs; this figure includes 53 thousand new broadband accesses and 36 thousand PayTV units.

Wireless service revenue +12.7% YoY
Revenue was up 10.4% to 768 million dollars with wireless service revenue rising 12.7%— almost identical to the rate observed the previous two quarters with strong performance in both prepaid and postpaid segments—and fixed-line service revenue 6.4%.

Broadband revenue +10.8% YoY
Broadband revenue growth remained above 10% followed by corporate networks and PayTV revenue up 7.0% and 6.2% year-over-year, respectively. Strong performance across all segments reflects ongoing network improvements, including fiber rollout and 5G deployment.

EBITDA +14.0% YoY
Cost controls and operating leverage enabled EBITDA to grow 14.0% year-over-year. The EBITDA margin for the period stood at 47.6% of revenue, 150 basis points higher than in the fourth quarter of the previous year.

In September, we launched 5G services in Costa Rica, strengthening our network leadership and enhancing the overall customer experience.

INCOME STATEMENT - Central America Millions of Dollars
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	768	696	10.4%	2,931	2,622	11.8%
Total Service Revenue	673	608	10.7%	2,593	2,319	11.8%
Wireless Revenue	554	491	12.8%	2,097	1,826	14.9%
Service Revenue	464	412	12.7%	1,777	1,554	14.3%
Equipment Revenue	89	79	13.6%	320	272	17.8%
Fixed Line Revenue(2)	210	198	6.0%	820	778	5.3%
EBITDA	366	321	14.0%	1,383	1,143	21.0%
% total revenue	47.6%	46.1%		47.2%	43.6%
EBIT	192	163	18.2%	717	538	33.2%
% total revenue	25.0%	23.4%		24.5%	20.5%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Central America Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	17,413	17,241	1.0%
Postpaid	3,169	2,793	13.5%
Prepaid	14,243	14,447	-1.4%
ARPU (US$)	9	8	11.4%
Churn (%)	5.2%	5.5%	(0.3)
Revenue Generating Units (RGUs)(1)	5,664	5,203	8.9%
(1) Fixed Line, Broadband and Television.

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Glossary

Peru

148k postpaid net adds
We added 148 thousand postpaid clients in the fourth quarter but disconnected 194 thousand prepaid users, resulting in a net reduction of 47 thousand subscribers in the period. As of the end of December, we had just over 13 million wireless subscribers, 2.6% more than a year earlier. On fixed-line platform we added 42 thousand RGUs, including 19 thousand broadband accesses. Total RGUs reached over two million units, 3.0% more than a year before.
Service revenue +4.0% YoY
Fourth-quarter revenue reached 1.8 billion soles, 7.2% higher than a year before. This increase reflects service-revenue growth of 4.0% and a rebound in equipment revenue of 18.1% year-on-year. In the mobile segment, service revenue rose 4.1%, supported by an acceleration in postpaid revenue, which increased from 4.8% in the third quarter to 5.4% in the current period, driven by robust subscriber additions. Fixed-line service revenue increased 3.4%. Broadband revenue—our main fixed-line revenue stream—was 2.7% higher than a year earlier, consistent with growth in previous quarters; while PayTV accelerated to 6.6% following a 1.4% increase in the preceding quarter.

EBITDA +11.1% YoY
EBITDA increased 11.1% despite strong commercial activity in the quarter. The EBITDA margin for the period stood at 39.7%, 140 basis points above the level recorded in the same quarter a year before.

Leader in mobile number portability
In 2025, Claro was the leader in mobile number portability, reflecting our ongoing efforts to deliver superior connectivity and customer experience across all regions of Peru.

INCOME STATEMENT - Peru Millions of Soles
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	1,797	1,675	7.2%	6,910	6,610	4.5%
Total Service Revenue	1,371	1,319	4.0%	5,404	5,169	4.5%
Wireless Revenue	1,446	1,342	7.7%	5,524	5,284	4.6%
Service Revenue	1,038	996	4.1%	4,086	3,881	5.3%
Equipment Revenue	408	346	18.1%	1,439	1,403	2.5%
Fixed Line Revenue(2)	334	323	3.4%	1,318	1,288	2.3%
EBITDA	714	643	11.1%	2,749	2,506	9.7%
% total revenue	39.7%	38.4%		39.8%	37.9%
EBIT	385	304	26.7%	1,448	1,182	22.4%
% total revenue	21.4%	18.1%		21.0%	17.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

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Peru Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	13,020	12,686	2.6%
Postpaid	6,984	6,381	9.4%
Prepaid	6,036	6,305	-4.3%
ARPU (Sol)	27	26	2.1%
Churn (%)	3.9%	4.5%	(0.5)
Revenue Generating Units (RGUs)(1)	2,031	1,971	3.0%
(1) Fixed Line, Broadband and Television.
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Glossary

Ecuador

17k new broadband accesses
We added 15 thousand postpaid subscribers during the quarter but disconnected 41 thousand prepaid subscribers, resulting in a net loss of 25 thousand subscribers. The wireless base ended December with 9.7 million subscribers. In the fixed-line division we recorded net additions of 38 thousand RGUs, including 17 thousand new broadband accesses. Total fixed-line RGUs reached 771 thousand by year end, representing a 29.2% increase compared with the close of 2024.

Fixed-line service revenue +8.5% YoY
Fourth quarter revenue totaling 271 million dollars was down 1.2% year-over-year, reflecting a 1.7% decrease in service revenue. Wireless service revenue fell 3.0% year-over-year driven by a 7.3% contraction in prepaid revenue. The annual comparison is affected by an extraordinary increase in prepaid revenue recorded in the fourth quarter of last year on account of higher usage during nationwide power outages, when customers were temporarily unable to access fixed broadband services. We continued to expand the coverage of our fiber network, allowing fixed-line service revenue growth to accelerate from 7.2% in the third quarter to 8.5% in the current period. Broadband and Pay TV revenue growth came in at 16.8% and 11.2%, respectively.
EBITDA +5.3% YoY
EBITDA increased 5.3% year-over-year to 140 million dollars; it was equivalent to 51.6% of revenue. The EBITDA margin expanded 3.2 percentage points from the year before.

Launch of 5G networks
We successfully renewed our concession in Ecuador for a 15-year term. As part of this process, Claro was granted the use of additional spectrum for the deployment of 5G in the 3.5 GHz and 700 MHz bands. Thanks to this, in December we launched 5G services in the main cities across all regions of the country. Today, we operate the first 5G network in Ecuador, enabling our customers to enjoy higher speeds, lower latency, and improved service quality. We will continue expanding the footprint of our 5G infrastructure to support the country’s technological and productive development.
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INCOME STATEMENT - Ecuador Millions of Dollars
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	271	275	-1.2%	1,040	1,039	0.1%
Total Service Revenue	234	238	-1.7%	913	914	-0.1%
Wireless Revenue	236	244	-3.1%	917	923	-0.6%
Service Revenue	204	211	-3.0%	801	807	-0.8%
Equipment Revenue	32	33	-3.6%	116	115	0.4%
Fixed Line Revenue(2)	30	28	7.9%	116	109	6.6%
EBITDA	140	133	5.3%	520	504	3.2%
% total revenue	51.6%	48.4%		50.0%	48.5%
EBIT	86	74	15.4%	297	281	5.7%
% total revenue	31.7%	27.1%		28.5%	27.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

Ecuador Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	9,651	9,862	-2.1%
Postpaid	2,339	2,285	2.4%
Prepaid	7,312	7,576	-3.5%
ARPU (US$)	7	7	-1.5%
Churn (%)	5.9%	2.6%	3.2
Revenue Generating Units (RGUs)(1)	771	597	29.2%
(1) Fixed Line, Broadband and Television.
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Argentina

All comments for Argentina related to annual variations of the presented period refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29.

307k wireless net adds & 57k new broadband accesses
We added 307 thousand wireless subscribers during the period, of which 81 thousand were postpaid clients. We ended December with 27.4 million wireless subscribers, representing an annual increase of 5.7%. Fixed-line additions totaled 123 thousand, including 57 thousand broadband accesses. Total fixed-line RGUs reached 4.1 million at the end of 2025, 11.9% higher than a year earlier.

Service revenue +10.1% YoY
Revenue for the quarter totaled 770.7 billion Argentine pesos, up 7.4% year-over-year in after-inflation terms. Service revenue increased 10.1% annually driven by wireless service revenue growth of 10.8%. Postpaid revenue growth accelerated from 3.7% in the third quarter to 8.3% in the current period, while prepaid revenue growth moderated to 18.6%, down from 43.7% in the third quarter. Fixed-line service revenue rose 7.6% year-over-year, compared with 11.8% in the previous quarter, as competition intensified, particularly in broadband services.

EBITDA +15.1% YoY
Inflation continued to decelerate in the fourth quarter, confirming the disinflation trend observed throughout the year. While monthly price increases picked up modestly toward year-end, reflecting seasonal effects and relative price adjustments, full-year inflation closed at 31.5%, the lowest level in eight years. At the same time, strict cost controls supported EBITDA growth of 15.1% year-over-year. EBITDA margin reached 42.7% of revenue, 2.8 percentage points higher than the year-earlier quarter.

INCOME STATEMENT - Argentina Millions of Constant ARS as of December 2025
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	770,695	717,412	7.4%	2,960,123	2,637,269	12.2%
Total Service Revenue	690,506	626,910	10.1%	2,660,893	2,294,726	16.0%
Wireless Revenue	629,760	586,714	7.3%	2,405,578	2,167,503	11.0%
Service Revenue	550,680	497,000	10.8%	2,110,983	1,827,567	15.5%
Equipment Revenue	79,080	89,714	-11.9%	294,595	339,936	-13.3%
Fixed Line Revenue(2)	139,826	129,910	7.6%	549,910	467,159	17.7%
EBITDA	329,060	285,923	15.1%	1,224,080	1,035,748	18.2%
% total revenue	42.7%	39.9%		41.4%	39.3%
EBIT	292,279	256,011	14.2%	1,087,821	924,143	17.7%
% total revenue	37.9%	35.7%		36.7%	35.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

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Glossary

Argentina Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	27,379	25,909	5.7%
Postpaid	10,159	9,648	5.3%
Prepaid	17,220	16,261	5.9%
ARPU (ARP)	6,587	4,798	37.3%
Churn (%)	1.0%	1.2%	(0.2)
Revenue Generating Units (RGUs)(1)	4,106	3,668	11.9%
(1) Fixed Line, Broadband and Television.
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Glossary

Chile, Paraguay & Uruguay

126k postpaid net adds
Our combined operations in Chile, Paraguay, and Uruguay recorded 126 thousand net postpaid subscriber gains and disconnected 262 thousand prepaid subscribers. On the fixed-line platform, we disconnected 56 thousand RGUs, closing December with a total of 3.2 million RGUs across the region.

Mobile service revenue +16.0% YoY
Revenue for the block increased 11.6% year-over-year to 362 billion Chilean pesos, while service revenue grew 3.7%. Mobile service revenue growth accelerated from 13.8% in the third quarter to 16.0% in the current period. Prepaid revenue posted a strong performance, expanding 20.2%, compared with 17.3% in the previous quarter. In contrast, fixed-line service revenue trends weakened somewhat, posting a decline of 4.9% year-over-year.
EBITDA +17.6% YoY
Combined EBITDA for the block rose 17.6% year over year, with the EBITDA margin reaching 21.2%, an increase of 1.1 percentage points compared with the prior year.

INCOME STATEMENT - Chile, Paraguay & Uruguay(1) Millions of Chilean Pesos
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(2)	362,469	324,858	11.6%	1,334,125	1,238,613	7.7%
Total Service Revenue	295,082	284,609	3.7%	1,137,999	1,110,220	2.5%
EBITDA	76,731	65,271	17.6%	291,473	214,052	36.2%
% total revenue	21.2%	20.1%		21.8%	17.3%
EBIT	-79,229	-73,998	-7.1%	-311,339	-307,848	-1.1%
% total revenue	-21.9%	-22.8%		-23.3%	-24.9%

(1) Proforma financial figures for Chile.
(2) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Chile, Paraguay & Uruguay Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	8,635	9,151	-5.6%
Postpaid	5,128	4,695	9.2%
Prepaid	3,507	4,456	-21.3%
ARPU (CHP)	5,225	4,257	22.7%
Churn (%)	6.6%	5.9%	0.6
Revenue Generating Units (RGUs)(1)	3,180	3,393	-6.3%
(1) Fixed Line, Broadband and Television.
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Glossary

The Caribbean

52k wireless net adds in the Dominican Republic
We ended the quarter with 8.1 million wireless subscribers in the Caribbean, following net additions of 52 thousand subscribers in the Dominican Republic and 19 thousand in Puerto Rico. On the fixed-line platform we added 13 thousand RGUs, ending December with 2.9 million fixed-line RGUs across the region.

Service revenue +2.4% in the Dominican Republic in local currency
In the Dominican Republic revenue increased 2.9% year-over-year in local currency terms. Service revenue grew 2.4% annually, accelerating from 0.8% in the previous quarter. Mobile service revenue rose 2.7%, rebounding after a slight decline in the prior period. Fixed-line service revenue increased 2.1%, driven by growth in corporate network and broadband revenue, which rose 17.5% and 7.0%, respectively. EBITDA increased 4.6%, with the EBITDA margin expanding by 89 basis points to 52.7%.

Service revenue +2.9% in Puerto Rico
In Puerto Rico revenue grew 5.0% year-over-year, while service revenue increased 2.9%, compared with 1.4% in the third quarter. Mobile service revenue rose 1.9%, reversing the negative trend observed over the past four quarters. Fixed-line service revenue increased 4.0%, supported by double-digit growth in both Pay TV and broadband revenue. EBITDA declined 14.8%; the annual comparison is affected by the release of certain labor obligation provisions in the fourth quarter of 2024.

INCOME STATEMENT - The Caribbean Millions of Dollars
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	481	476	1.0%	1,909	1,923	-0.7%
Total Service Revenue	416	418	-0.5%	1,681	1,693	-0.7%
Wireless Revenue	302	299	0.9%	1,187	1,212	-2.0%
Service Revenue	239	241	-0.8%	961	986	-2.6%
Equipment Revenue	63	58	8.0%	227	226	0.4%
Fixed Line Revenue(2)	181	180	0.7%	730	720	1.4%
EBITDA	168	175	-3.9%	689	710	-3.0%
% total revenue	34.9%	36.7%		36.1%	36.9%
EBIT	77	81	-5.4%	323	331	-2.5%
% total revenue	16.0%	17.1%		16.9%	17.2%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2) Includes equipment revenue.

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Austria and
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Glossary

The Caribbean Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	8,078	7,910	2.1%
Postpaid	2,425	2,315	4.8%
Prepaid	5,653	5,595	1.0%
ARPU (US$)	10	10	-2.8%
Churn (%)	3.0%	3.0%	0.0
Revenue Generating Units (RGUs)(1)	2,908	2,843	2.3%
(1) Fixed Line, Broadband and Television.
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Glossary

Austria and Eastern Europe

29k mobile net adds in Austria
Our combined wireless subscriber base in Europe reached 30.2 million at the end of December, following net additions of 890 thousand subscribers. These included one million M2M units from A1 Digital, 29 thousand additions in Austria, and net disconnections of 176 thousand subscribers in Eastern Europe, all of which were prepaid. In the fixed-line segment RGUs increased by 48 thousand, ending the year with 6.5 million RGUs.

Service revenue +1.7% YoY
Revenue for the Group totaled 1.5 billion Euros, a 1.1% increase compared with the prior year. Service revenue was up 1.7%, accelerating from 0.7% in the previous quarter. Growth accelerated in both the mobile and fixed-line segments: mobile service revenue growth increased from 1.1% in the third quarter to 2.0% in the current period, while fixed-line service revenue rose 1.5%, up from near zero in the prior quarter. This acceleration was driven primarily by improved trends in Eastern Europe.

EBITDA +7.4% YoY, excluding one-offs
EBITDA declined 2.7% year-over-year to 502 million Euros. It is worth noting that the annual comparison is affected by extraordinary items, which include 17 million euros in legal provisions recorded in the current period and 33 million euros in extraordinary items in the fourth quarter of last year. Excluding these effects, EBITDA increased 7.4% year-over-year. The EBITDA margin for the quarter stood at 33.6% of revenue.
5G spectrum in Serbia
In November 2025, A1 Serbia secured 5G spectrum in several key bands for a total of 100 million euros. Following license issuance in early December, the company immediately began deploying 5G networks.
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INCOME STATEMENT - Austria and Eastern Europe Millions of Euros
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Total Revenue(1)	1,492	1,476	1.1%	5,577	5,413	3.0%
Total Service Revenue	1,175	1,155	1.7%	4,588	4,502	1.9%
Wireless Revenue	852	841	1.2%	3,263	3,172	2.9%
Service Revenue	640	628	2.0%	2,553	2,500	2.1%
Equipment Revenue	212	214	-1.0%	710	672	5.7%
Fixed Line Revenue(2)	608	603	0.8%	2,211	2,143	3.2%
EBITDA	502	515	-2.7%	2,068	2,021	2.3%
% total revenue	33.6%	34.9%		37.1%	37.3%
EBIT	187	211	-11.3%	857	861	-0.5%
% total revenue	12.5%	14.3%		15.4%	15.9%

For further detail please visit www.a1.group/en/investor-relations
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2) Includes equipment revenue.

Austria and Eastern Europe Operating Data
	4Q25	4Q24	Var.%
Wireless Subscribers (thousands)	30,179	27,122	11.3%
Postpaid	26,618	23,447	13.5%
Prepaid	3,561	3,676	-3.1%
A1 Digital Subscribers (thousands)	9,515	6,833	39.2%
ARPU (Euros)	7	8	-7.7%
Churn (%)	1.4%	1.5%	-0.2
Revenue Generating Units (RGUs)(1)	6,460	6,353	1.7%
(1) Fixed Line, Broadband and Television.
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Glossary

Exchange Rates Local Currency Units per MxP
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Euro
End of Period	0.0474	0.0476	-0.5%	0.0474	0.0476	-0.5%
Average	0.0469	0.0467	0.5%	0.0460	0.0505	-8.9%
USD
End of Period	0.0557	0.0493	12.8%	0.0557	0.0493	12.8%
Average	0.0546	0.0498	9.7%	0.0520	0.0546	-4.8%
Brazilian Real
End of Period	0.3063	0.3055	0.2%	0.3063	0.3055	0.2%
Average	0.2947	0.2909	1.3%	0.2907	0.2944	-1.3%
Argentinean Peso
End of Period	80.9832	50.9169	59.0%	80.9832	50.9169	59.0%
Average	78.5110	49.8711	57.4%	64.6944	50.0510	29.3%
Chilean Peso
End of Period	50.4895	49.1635	2.7%	50.4895	49.1635	2.7%
Average	51.0282	47.9360	6.5%	49.4538	51.5338	-4.0%
Colombian Peso
End of Period	209.1135	217.5392	-3.9%	209.1135	217.5392	-3.9%
Average	208.5886	216.5195	-3.7%	210.7660	222.4847	-5.3%
Guatemalan Quetzal
End of Period	0.4266	0.3802	12.2%	0.4266	0.3802	12.2%
Average	0.4181	0.3842	8.8%	0.3993	0.4239	-5.8%
Peruvian Sol
End of Period	0.1875	0.1860	0.8%	0.1875	0.1860	0.8%
Average	0.1851	0.1872	-1.1%	0.1858	0.2052	-9.5%
Dominican Republic Peso
End of Period	3.5449	3.0294	17.0%	3.5449	3.0294	17.0%
Average	3.4827	3.0127	15.6%	3.2218	3.2562	-1.1%
Belarusian Ruble
End of Period	0.1616	0.1356	19.2%	0.1616	0.1356	19.2%
Average	0.1613	0.1368	17.9%	0.1564	0.1501	4.2%
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Glossary

Exchange Rates Local Currency Units per USD
	4Q25	4Q24	Var.%	Jan-Dec 25	Jan-Dec 24	Var.%
Euro
End of Period	0.8518	0.9654	-11.8%	0.8518	0.9654	-11.8%
Average	0.8591	0.9378	-8.4%	0.8850	0.9243	-4.2%
Mexican Peso
End of Period	17.9667	20.2683	-11.4%	17.9667	20.2683	-11.4%
Average	18.3121	20.0824	-8.8%	19.2337	18.3045	5.1%
Brazilian Real
End of Period	5.5024	6.1923	-11.1%	5.5024	6.1923	-11.1%
Average	5.3964	5.8421	-7.6%	5.5911	5.3888	3.8%
Argentinean Peso
End of Period	1,455.0000	1,032.0000	41.0%	1,455.0000	1,032.0000	41.0%
Average	1,437.7005	1,001.5305	43.6%	1,244.3129	916.1609	35.8%
Chilean Peso
End of Period	907.1300	996.4600	-9.0%	907.1300	996.4600	-9.0%
Average	934.4337	962.6696	-2.9%	951.1807	943.3028	0.8%
Colombian Peso
End of Period	3,757.0800	4,409.1500	-14.8%	3,757.0800	4,409.1500	-14.8%
Average	3,819.6929	4,348.2274	-12.2%	4,053.8122	4,072.4814	-0.5%
Guatemalan Quetzal
End of Period	7.6645	7.7063	-0.5%	7.6645	7.7063	-0.5%
Average	7.6563	7.7166	-0.8%	7.6800	7.7598	-1.0%
Peruvian Sol
End of Period	3.3680	3.7700	-10.7%	3.3680	3.7700	-10.7%
Average	3.3897	3.7593	-9.8%	3.5734	3.7568	-4.9%
Dominican Republic Peso
End of Period	63.6900	61.4000	3.7%	63.6900	61.4000	3.7%
Average	63.7748	60.5014	5.4%	61.9667	59.6032	4.0%
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Appendix

The following table reconciles net cash flows provided by operating activities (an IFRS measure) to free cash flow (a non-IFRS measure). Our management defines free cash flow as funds from operations less capital expenditures. Funds from operations are calculated by subtracting payments of lease liabilities and net interest paid, and adding employee benefits, investing activities and others to net cash flows from operating activities.

Millions of Mexican pesos
	Jan-Dec 25	Jan-Dec 24
Net cash flows from operating activities (IFRS measure)	272,399	239,341
(-) Payments of lease liabilities	-51,586	-45,286
(-) Net interest paid	-32,325	-31,082
(+) Employee benefits	18,535	25,395
(+) Investing activities (Derivative instruments, other investments) and others	5,678	1,197
Funds from Operations	212,701	189,565
(-) Capital Expenditures	-130,817	-130,835
Free Cash Flow (non-IFRS measure)	81,884	58,730

Free cash flow is presented as a supplemental non-IFRS measure because management believes that it provides additional perspective and useful insight into the Company’s ability to generate cash after excluding the adjusted items, including necessary capital expenditures. This non-IFRS measure should not be considered superior to, a substitute for or an alternative to, and should be considered in conjunction with the IFRS measure presented herein.
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Glossary

Financial Debt of América Móvil(1) Millions
	Dec-25	Dec-24
Peso - denominated debt (MxP)	136,982	130,585
Bonds(2)	132,982	120,205
Banks and others	4,000	10,380
U.S. Dollar - denominated debt (USD)	9,389	10,254
Bonds	9,114	9,094
Banks and others	275	1,160
Euro - denominated Debt (EUR)	3,885	4,318
Bonds	3,432	2,782
Commercial Paper	453	1,246
Banks and others	0	290
Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated Debt (BRL)	8,500	10,000
Bonds	8,500	10,000
Banks and others	0	0
Debt denominated in other currencies (MxP)(3)	56,342	50,852
Bonds	5,424	5,581
Banks and others	50,917	45,271
Total Debt (MxP)	524,907	568,482
Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	77,384	83,336
Net Debt (MxP)	447,522	485,146

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.
(2) Includes the effect of inflation-linked debt.
(3) Includes Chilean peso, Colombian peso, Dominican peso, Japanese yen and Peruvian soles.
(4) Includes fixed income securities.

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Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
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Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC
Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation.
Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.
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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2026

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer